Exhibit 99.3

# Financial Statements

For the three months ended
March 31, 2019

Franco Nevada
The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR
UNITED STATES
OF AMERICA
.9995
PLATINUM
1 oz.
$100

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2019	2018
ASSETS
Cash and cash equivalents (Note 4)	$72.6	$69.7
Receivables	68.6	75.5
Prepaid expenses and other (Note 6)	31.7	33.3
Current assets	$172.9	$178.5

Royalty, stream and working interests, net (Note 7)	$4,604.4	$4,555.6
Investments (Note 5)	197.6	169.7
Deferred income tax assets	16.8	17.3
Other assets (Note 8)	13.4	10.7
Total assets	$5,005.1	$4,931.8

LIABILITIES
Accounts payable and accrued liabilities	$36.9	$23.6
Current income tax liabilities	4.9	1.4
Current liabilities	$41.8	$25.0

Lease liabilities	$2.8	$—
Debt (Note 9)	157.2	207.6
Deferred income tax liabilities	74.8	67.3
Total liabilities	$276.6	$299.9

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,196.5	$5,158.3
Contributed surplus	16.8	15.6
Deficit	(304.6)	(321.7)
Accumulated other comprehensive loss	(180.2)	(220.3)
Total shareholders’ equity	$4,728.5	4,631.9
Total liabilities and shareholders’ equity	$5,005.1	$4,931.8

Contingencies (Note 19)
Subsequent events (Note 20)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 First Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2019	2018
Revenue (Note 10)	$179.8	$173.1

Cost of sales
Costs of sales (Note 11)	$32.4	$30.2
Depletion and depreciation	60.9	60.6
Total costs of sales	$93.3	$90.8
Gross profit	$86.5	$82.3

Other operating expenses (income)
General and administrative expenses	$6.9	$5.2
Gain on sale of gold bullion	(0.4)	(0.3)
Total other operating expenses (income)	$6.5	$4.9
Operating income	$80.0	$77.4
Foreign exchange gain and other income (expenses)	$—	$0.6
Income before finance items and income taxes	$80.0	$78.0

Finance items (Note 13)
Finance income	$0.7	$1.0
Finance expenses	(2.5)	(0.9)
Net income before income taxes	$78.2	$78.1

Income tax expense (Note 14)	13.0	13.5
Net income	$65.2	$64.6

Earnings per share (Note 16)
Basic	$0.35	$0.35
Diluted	$0.35	$0.35
Weighted average number of shares outstanding (Note 16)
Basic	187.0	185.9
Diluted	187.3	186.2

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$14.0	$(23.2)

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other
comprehensive income ("FVTOCI"), net of income tax (Note 5)	22.9	(25.7)
Other comprehensive income (loss)	$36.9	$(48.9)

Comprehensive income	$102.1	$15.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 First Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2019	2018
Cash flows from operating activities
Net income	$65.2	$64.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	60.9	60.6
Non-cash costs of sales	—	1.9
Share-based payments	1.4	1.2
Unrealized foreign exchange gain	(0.1)	—
Deferred income tax expense	3.3	6.1
Other non-cash items	0.3	(0.3)
Acquisition of gold bullion	(7.6)	(6.4)
Proceeds from sale of gold bullion	11.2	5.6
Operating cash flows before changes in non-cash working capital	$134.6	$133.3
Changes in non-cash working capital:
Decrease in receivables	$6.9	$4.5
Increase in prepaid expenses and other	(1.5)	(0.7)
Increase in current liabilities	3.6	0.4
Net cash provided by operating activities	$143.6	$137.5

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(57.3)	$(523.0)
Acquisition of energy well equipment	(0.3)	(0.2)
Proceeds from sale of investments	1.3	—
Net cash used in investing activities	$(56.3)	$(523.2)

Cash flows from financing activities
Repayment of credit facilities	$(50.0)	$—
Credit facility amendment costs	(0.8)	(0.5)
Payment of dividends	(34.9)	(35.6)
Proceeds from exercise of stock options	1.0	—
Net cash used in financing activities	$(84.7)	$(36.1)
Effect of exchange rate changes on cash and cash equivalents	$0.3	$(1.6)
Net change in cash and cash equivalents	$2.9	$(423.4)
Cash and cash equivalents at beginning of period	$69.7	$511.1
Cash and cash equivalents at end of period	$72.6	$87.7

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$2.2	$0.6
Income taxes paid	$7.0	$7.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 First Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			Other
	Share Capital	Contributed	Comprehensive
	(Note 15)	Surplus	Income (Loss)	Deficit	Total Equity
Balance at January 1, 2019	$5,158.3	$15.6	$(220.3)	$(321.7)	$4,631.9
Net income	—	—	—	65.2	65.2
Other comprehensive loss	—	—	36.9	—	36.9
Total comprehensive income	$—	$—	$—	$—	$102.1
Acquisition of Salares Norte	27.0	—	—	—	27.0
Loss on disposal of equity investments at FVTOCI	—	—	3.2	(3.2)	—
Exercise of stock options	1.2	(0.3)	—	—	0.9
Share-based payments	—	1.5	—	—	1.5
Dividend reinvestment plan	10.0	—	—	—	10.0
Dividends declared	—	—	—	(44.9)	(44.9)
Balance at March 31, 2019	$5,196.5	$16.8	$(180.2)	$(304.6)	$4,728.5

Restated balance at January 1, 2018	$5,107.8	$14.2	$(133.6)	$(282.9)	$4,705.5
Net income	—	—	—	64.6	64.6
Other comprehensive income	—	—	(48.9)	—	(48.9)
Total comprehensive income	$—	$—	$—	$—	$15.7
Share-based payments	—	1.5	—	—	1.5
Dividend reinvestment plan	7.7	—	—	—	7.7
Dividends declared	—	—	—	(43.3)	(43.3)
Balance at March 31, 2018	$5,115.5	$15.7	$(182.5)	$(261.6)	$4,687.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 First Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and a diversity of revenue sources with a target of no more than 20% from energy (oil,  gas and natural gas liquids). The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration, in Latin America, United States, Canada, Australia and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)Basis of presentation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2018, except as noted in Note 2(b). These condensed consolidated financial statements were authorized for issuance by the Board of Directors on May 8, 2019.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2019 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)New and amended standards adopted by the Company

The following accounting standards were adopted by the Company as of January 1, 2019. The impact of the adoption of these standards and the new accounting policies are disclosed below.

IFRS 16 Leases

Effective January 1, 2019, the Company has adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 requires lessees to recognize assets and liabilities for most leases. The new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for leases as at January 1, 2019 are presented together as a single adjustment to the opening balance of deficit. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases (“IAS 17”).

As permitted under transitional provisions, the Company has elected to use the following practical expedients:

•	Not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
•	Not to recognize right-of-use assets and associated liabilities for low value assets or lease terms of 12 months or less.
•	Measure its right-of-use assets at amounts equal to the associated lease liabilities; as such, the adjustment to deficit on transition is nil.

The Company’s significant lease arrangements relate to its office premises. Adoption of the new standard resulted in the recognition of right-of-use assets of $2.8 million within other assets on the statement of financial position, measured at an amount equal to the related lease liability, discounted using a weighted average incremental borrowing rate of 4.55% at January 1, 2019.

2019 First Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

IFRIC 23 Uncertainty over Income Tax Treatments

Effective January 1, 2019, the Company has adopted IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. The application of IFRIC 23 did not impact the Company’s consolidated financial statements.

(c)New accounting standards issued but not yet effective

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Company expects the application of the amendments to result in more acquisitions being accounted for as asset acquisitions.

Note 3 – Acquisitions and other transactions

(a)	Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million. Marathon has an option to buy back 0.5% of the NSR for $7.0 million until December 31, 2022.

The acquisition of the Valentine Lake royalty has been accounted for as an asset acquisition.

(b)	Acquisition of Salares Norte Royalty Interest – Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned Chilean subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of the commencement of commercial production.

The acquisition of the Salares Norte royalty has been accounted for as an asset acquisition.

(c)	Acquisition of U.S. Oil & Gas Mineral Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights in the SCOOP and STACK plays of Oklahoma.

During the three months ended March 31, 2019, the Company recorded contributions of  $51.4 million to the Royalty Acquisition Venture, of which $38.2 million was funded by March 31, 2019, with the remaining $13.2 million included in accounts payable at the end of the period. As at March 31, 2019, the total cumulative investment in the Royalty Acquisition Venture totalled $313.2 million and Franco-Nevada has remaining commitments of up to $206.8 million to be funded by December 31, 2021.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Note 4 – Cash and cash equivalents

As at March 31, 2019 and 2018, cash and cash equivalents were primarily held in interest-bearing deposits.

	At March 31,	At December 31,
	2019	2018
Cash deposits	$63.2	$60.3
Term deposits	9.4	9.4
	$72.6	$69.7

2019 First Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 5 – Investments

Investments comprise the following: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015.

	At March 31,	At December 31,
	2019	2018
Equity investments	$163.8	$136.7
Warrants	1.0	0.7
Loan receivable	32.8	32.3
Total investments	$197.6	$169.7

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the year ended March 31, 2019 and 2018 were as follows:

	For the three months ended
	March 31,
	2019	2018
Change in the fair value of equity investments at FVTOCI	$26.3	$(29.6)
Deferred tax (expense) recovery in other comprehensive income	(3.4)	3.9
Change in the fair value of equity investments at FVTOCI, net of tax	$22.9	$(25.7)

Note 6 – Prepaid expenses and other current assets

Prepaid expenses and other current assets comprise the following:

	At March 31,	At December 31,
	2019	2018
Gold bullion	$24.7	$27.8
Prepaid expenses	6.9	5.4
Debt issue costs	0.1	0.1
	$31.7	$33.3

2019 First Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 7 – Royalty, stream and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges, comprise the following:

	As at March 31, 2019
		Accumulated
	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,024.1	$(582.3)	$—	$441.8
Streams	4,270.9	(1,342.9)	—	2,928.0
Energy	1,363.1	(346.6)	—	1,016.5
Advanced	206.5	(30.2)	—	176.3
Exploration	54.4	(12.6)	—	41.8
	$6,919.0	$(2,314.6)	$—	$4,604.4
[1]	Accumulated depletion includes previously recognized impairment charges.

	As at December 31, 2018
		Accumulated
	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,021.4	$(571.3)	$—	$450.1
Streams	4,346.3	(1,303.3)	(75.4)	2,967.6
Energy	1,303.8	(337.2)	—	966.6
Advanced	159.9	(30.1)	—	129.8
Exploration	54.7	(12.6)	(0.6)	41.5
	$6,886.1	$(2,254.5)	$(76.0)	$4,555.6
[1]	Accumulated depletion includes previously recognized impairment charges.

The movement in royalty, stream and working interests for the three months ended March 31, 2019 is as follows:

	Mining
	Royalties	Streams	Energy	Advanced	Exploration	Total
Balance at December 31, 2018	$450.1	$2,967.6	$966.6	$129.8	$41.5	$4,555.6
Acquisitions (Note 3)	—	—	51.6	45.7	—	97.3
Depletion	(11.0)	(39.6)	(9.4)	(0.1)	—	(60.1)
Impact of foreign exchange	2.7	—	7.7	0.9	0.3	11.6
Balance at March 31, 2019	$441.8	$2,928.0	$1,016.5	$176.3	$41.8	$4,604.4

Of the total net book value as at March 31, 2019, $2,379.0 million (December 31, 2018 - $2,233.0 million) is depletable and $2,225.4 million (December 31, 2018 - $2,322.6 million) is non-depletable.

Note 8 – Other assets

Other assets comprise the following:

	At March 31,	At December 31,
	2019	2018
Energy well equipment, net	$10.1	$10.2
Right-of-use assets, net	2.8	—
Furniture and fixtures, net	0.5	0.5
	$13.4	$10.7

2019 First Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 9 – Revolving term credit facilities

Changes in obligations related to the Company’s credit facilities were as follows:

	Credit Facility	FNBC Credit Facility
Balance, as at January 1, 2018	$—	$—
Drawdowns	210.0	27.0
Repayment	—	(27.0)
Balance, as at December 31, 2018	$210.0	$—
Drawdowns	—	—
Repayment	(50.0)	—
Balance, as at March 31, 2019	$160.0	$—
Less: Debt issue costs	(2.8)	—
	$157.2	$—

(a)Credit Facility - $1.0 billion

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”).

On March 26, 2019, the Company amended its Credit Facility by extending the term from March 22, 2023 to March 22, 2024 and reducing the applicable margins and standby fee, depending on the Company’s leverage ratio.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

·Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or

·LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.00% and 2.05% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or

·Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility.

As at  March 31,  2019,  borrowings of $160.0 million under the Credit Facility were subject to an interest rate of LIBOR plus 1.00%.

(b)FNBC Credit Facility - $100.0 million

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), has an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. On March 19, 2019, the maturity date of the FNBC Credit Facility was extended by an additional year, to March 20, 2020.

As at  March 31,  2019, there was no balance outstanding under the FNBC Credit Facility.

2019 First Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 10 – Revenue

Revenue classified by commodity, geography and type is comprised of the following:

	For the three months ended
	March 31,
	2019	2018
Commodity
Gold(1)	$114.0	$118.3
Silver	20.0	23.5
Platinum-group metals(1)	19.1	9.3
Other mining commodities	5.9	3.0
Energy	20.8	19.0
	$179.8	$173.1
Geography
Latin America	$75.0	$77.1
United States	32.9	30.6
Canada(1)	38.8	31.8
Rest of World	33.1	33.6
	$179.8	$173.1
Type
Revenue-based royalties	$56.4	$48.4
Streams(1)	104.7	103.7
Profit-based royalties	9.6	11.8
Other	9.1	9.2
	$179.8	$173.1
1.

Includes a credit of $0.3 million and revenue of $2.6  million of provisional price adjustments for gold and platinum-group metals, respectively, for the three months ended March 31, 2019 (Q1/2018 - $0.3 million and $0.1 million, respectively).

Note 11 – Costs of sales

Costs of sales are comprised of the following:

	For the three months ended
	March 31,
	2019	2018
Costs of stream sales	$30.4	$27.0
Costs of prepaid ounces	—	1.9
Mineral production taxes	0.6	0.3
Energy operating costs	1.4	1.0
	$32.4	$30.2

2019 First Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 12 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended
	March 31,
	2019	2018
Short-term benefits(1)	$0.8	$0.7
Share-based payments(2)	1.4	0.5
	$2.2	$1.2
1	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2	Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 13 – Finance income and expenses

Finance income and expenses for the three months ended March 31, 2019 and 2018 were as follows:

	For the three months ended
	March 31,
(expressed in millions)	2019	2018
Finance income
Interest	$0.7	$1.0
	$0.7	$1.0
Finance expenses
Interest	$1.9	$—
Standby charges	0.3	0.3
Amortization of debt issue costs	0.2	0.6
Accretion of lease liabilities	0.1	—
	$2.5	$0.9

Note 14 - Income taxes

Income tax expense for the three months ended March 31,  2019 and 2018 was as follows:

	For the three months ended
	March 31,
	2019	2018
Current income tax expense	$9.7	$7.4
Deferred income tax expense	3.3	6.1
	$13.0	$13.5

2019 First Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 15 - Shareholders’ equity

a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (187,213,926 common shares issued and outstanding) having no par value and preferred shares issuable in series (issued - nil).

During the three months ended March 31, 2019, 134,105 common shares (Q1/2018 – 113,654 common shares) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”), and 20,841 common shares (Q1/2018  – nil) were issued on the exercise of stock options, for cash proceeds of $0.9 million (Q1/2018 – nil). In addition, as noted in Note 3(b), the Company issued 366,499 common shares valued at $27.0 million for its acquisition of the Salares Norte royalty.

b)	Dividends

The Company declared dividends in the amount of $44.9 million (Q1/2018  – $43.3 million), or $0.24  per share  (Q1/2018 - $0.23 per share), in the three months ended March 31, 2019. The Company paid cash dividends in the amount $34.9 million (Q1/2018 –  $35.6 million) and issued common shares pursuant to its DRIP valued at $10.0 million (Q1/2018  –  $7.7 million), in the three months ended March 31, 2019.

c)	Stock-based payments

During the three months ended 2019, an expense of $1.4 million (Q1/2018 - $1.2 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.1 million was capitalized to royalty, stream and working interest, net (Q1/2018 - $0.3 million).

Note 16 – Earnings per share (“EPS”)

For the three months ended March 31, 2019
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$65.2	187.0	$0.35
Effect of dilutive securities	—	0.3	—
Diluted EPS	$65.2	187.3	$0.35

For the three months ended March 31, 2018
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$64.6	185.9	$0.35
Effect of dilutive securities	—	0.3	—
Diluted EPS	$64.6	186.2	$0.35

For the three months ended March 31, 2019,  97,789 stock options (Q1/2018 – 97,789) were excluded in the computation of diluted EPS due to the strike price exceeding the weighted average share price during the year. Further, 153,824 stock options  (Q1/2018 – nil) were excluded due to being anti-dilutive. RSUs totaling 69,442 (Q1/2018 -  73,762) were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at March 31, 2019.

2019 First Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 17 – Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

As at March 31, 2019	Mining	Energy	Total
Revenue	$159.0	$20.8	$179.8

Income/(expenses)
Costs of sales	$31.0	$1.4	$32.4
Depletion and depreciation	50.7	9.4	60.1
Segment gross profit	$77.3	$10.0	$87.3

As at March 31, 2018	Mining	Energy	Total
Revenue	$154.1	$19.0	$173.1

Income/(expenses)
Costs of sales	$29.2	$1.0	$30.2
Depletion and depreciation	52.7	7.1	59.8
Segment gross profit	$72.2	$10.9	$83.1

A reconciliation of total segment gross profit to the consolidated net income before income taxes is presented below:

	For the three months ended
	March 31,
	2019	2018
Total segment gross profit	$87.3	$83.1

Other operating (income)/expenses
General and administrative expenses	$6.9	$5.2
Gain on sale of bullion	(0.4)	(0.3)
Depreciation	0.8	0.8
Foreign exchange (gain) and other income (expenses)	-	(0.6)
Income before finance items and income taxes	$80.0	$78.0

Finance items
Finance income	$0.7	$1.0
Finance expenses	(2.5)	(0.9)
Net income before income taxes	$78.2	$78.1

2019 First Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

Note 18 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2019.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at March 31, 2019	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$11.5	$—	$11.5
Equity investments	159.9	—	3.9	163.8
Warrants	—	1.0	—	1.0
	$159.9	$12.5	$3.9	$176.3

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$8.5	$—	$8.5
Equity investments	132.8	—	3.9	136.7
Warrants	—	0.7	—	0.7
	$132.8	$9.2	$3.9	$145.9

Fair Values of Financial Assets and Liabilities

The valuation techniques that are used to measure fair value are as follows:

a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

2019 First Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars and shares, except per share amounts)

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

The Company has not offset financial assets with financial liabilities.

Note 19 – Contingencies

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

As previously disclosed, in 2018, the Company received a letter from the CRA (the “CRA Letter”) in which it proposed to reassess the Company’s 2013 taxation year for tax, interest and penalties in relation to the Company’s Mexican subsidiary.  The Company subsequently received a Notice of Reassessment (the “Reassessment”) from the CRA for the 2013 taxation year in accordance with the CRA Letter.  The Reassessment assesses the Company for additional Federal and provincial income taxes of C$10.7 million ($7.9 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

For the 2013 taxation year, the Company’s Mexican subsidiary paid 154.3 million Pesos ($12.1 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

Management believes that the Company has filed its tax returns and paid all applicable taxes in compliance with Canadian and Mexican tax laws and as a result, no amounts have been recorded in the financial statements of the Company for the Reassessment or for any potential tax liability that may arise in respect of this matter. The Company intends to vigorously defend its position and if required, seek relief from double taxation under the Canada-Mexico tax treaty.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which the Company has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 20 – Subsequent events

On April 17, 2019, the Company entered into an unsecured, one-year term credit facility (the “Term Loan”) in the amount of $160.0 million. The amount was drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 0.85%. The Term Loan matures on April 17, 2020. Proceeds were used to repay the Credit Facility in full.

2019 First Quarter Financial Statements	16

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